SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   Form 6-K

                           Report of Foreign Issuer

                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of February, 2002

                     CIBA SPECIALTY CHEMICALS HOLDING INC.

            (Exact name of Registrant as specified in its charter)

                              Klybeckstrasse 141
                                  4002 Basel
                                  Switzerland

                   (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

           Form 20-F x                               Form 40-F
                    ---                                        ---

          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

           Yes                                       No   x
               ----                                     -----


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b))

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                    CIBA SPECIALTY CHEMICALS HOLDING INC.

On February 6, 2002, Ciba Specialty Chemicals Holding Inc., a stock corporation, issued its Annual Report 2001, as well as a News Release addressing the financial results of 2001. A copy of the Annual Report 2001 and New Release are attached hereto as Exhibits 99.1 and 99.2, respectively, and incorporated by reference herein.









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


                                 EXHIBIT INDEX
                                 -------------

     Exhibit        Description
     -------        -----------

       99.1         Annual Report 2001

       99.2         News Release dated February 6, 2002


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



                                  SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    Ciba Specialty Chemicals Holding Inc.
                                    (Registrant)



Date February 6, 2002  By /s/ Oliver Strub           /s/ Max Dettwiler
     ----------------     ------------------------   --------------------------
                          Oliver Strub               Max Dettwiler
                          Senior Corporate Counsel   Head Taxes & Corporate Law





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